
11008088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS, AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

Commission file number 1-7685

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

AVERY DENNISON CORPORATION
150 North Orange Grove Blvd.
Pasadena, California 91103
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009	3
Notes to Financial Statements	4
Supplemental Schedule:	
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010	16
Signatures	19
Exhibit:	
Exhibit 23- Consent of Independent Registered Public Accounting Firm	20



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
Avery Dennison Corporation Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avery Dennison Corporation Employee Savings Plan (the "Plan") at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, the Paxar Corporation Employee Savings and Protection Plan merged into the Plan effective December 31, 2010. In addition, as discussed in Note 2 to the financial statements, during the year ended December 31, 2010, the Plan adopted a new accounting standard that requires participant loans to be classified as notes receivable.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 for the year then ended is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
June 28, 2011

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, CA 90071
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	December 31, 2010	December 31, 2009
ASSETS		
Investments, at fair value	$ 641.0	$ 560.4
Receivables:		
Notes receivable from participants	17.6	15.4
Other receivables	104.4	1.6
Total assets	763.0	577.4
LIABILITIES		
Other payables	.3	.2
Total liabilities	.3	.2
Net assets available for benefits, reflecting investments at fair value	762.7	577.2
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3.1)	(2.5)
Net assets available for benefits	$ 759.6	$ 574.7

See notes to financial statements.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	Year Ended December 31, 2010	2009
Additions to net assets attributed to:		
Investment income:		
Interest income	$ 4.2	$ 4.7
Dividend income	6.8	8.5
Net appreciation in fair value of investments	66.5	73.7
Net investment income	77.5	86.9
Interest on notes receivable from participants	.9	1.1
Contributions:		
Participant contributions	33.3	29.2
Employer contributions	12.5	11.0
Total contributions	45.8	40.2
Total additions	124.2	128.2
Deductions from net assets attributed to:		
Benefits paid to participants	(41.8)	(41.4)
Administrative expenses	(.5)	(.8)
Total deductions	(42.3)	(42.2)
Net increase before plan mergers and transfers	81.9	86.0
Net plan mergers and transfers (Note 3)	103.0	1.3
Net increase	184.9	87.3
Net assets available for benefits:		
Beginning of year	574.7	487.4
End of year	$ 759.6	$ 574.7

See notes to financial statements.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Summary Description of the Plan

The following description of the Avery Dennison Corporation Employee Savings Plan (the "Plan") is provided for financial reporting purposes only. For information regarding the terms and conditions of the Plan for participation purposes, participants should refer to the Plan document.

General
The Plan covers eligible U.S. employees of Avery Dennison Corporation (the "Company"), who is the Plan Sponsor and Plan Administrator of the Plan. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Mergers
On December 31, 2010, the Paxar Corporation Employee Savings and Protection Plan ("Paxar Savings Plan") merged into the Plan and net assets therein were transferred into the Plan in January 2011. The Paxar Savings Plan is a plan from the Company's acquired subsidiary, Paxar Corporation. Account balances valued as of the transfer date were mapped to the investment options under the Plan that were closest to participants' previous investment elections.

On February 2, 2009, the DM Label Inc. Savings Plan ("DM Label Savings Plan") merged into the Plan and net assets therein were transferred into the Plan. The DM Label Savings Plan is a plan from the Company's acquired subsidiary, DM Label, Inc. Account balances valued as of the transfer date were mapped to the investment options under the Plan that were closest to participants' previous investment elections.

Refer to Note 3, "Net Plan Mergers and Transfers," for more information.

Effective December 31, 2008, both the Paxar Savings Plan and the DM Label Savings Plan were closed to participation and contributions and balances in these plans were 100 percent vested. Effective January 1, 2009, all eligible employees who had been participants in these plans became eligible to participate in the Plan. Eligible employees who formerly participated in these plans were automatically enrolled in the Plan at their previous contribution percentage rates under their respective former plans. Employment service with Paxar Corporation or DM Label, Inc. is counted for vesting purposes under the Plan.

Contributions
Each newly-hired eligible employee is automatically enrolled in the Plan with a contribution of 6 percent of his or her eligible compensation in the form of Pre-Tax Savings ("PTS") contributions to his or her account, unless the employee affirmatively elects not to contribute or to contribute another amount. Effective January 1, 2010, each newly-hired eligible employee is automatically enrolled in the Plan following 30 days of employment, unless the employee affirmatively elects within the first 30 days of employment not to contribute or to contribute another amount. A participant may elect to contribute 1 to 25 percent of total eligible compensation to his or her account on a pre-tax and/or after-tax basis (subject to an annual maximum, as prescribed by regulatory requirements and limits imposed on highly-compensated employees in order to satisfy nondiscrimination requirements). Participants age 50 and above may contribute additional "catch-up" PTS contributions over the otherwise applicable limit in accordance with regulatory requirements and subject to the aforementioned limits. Participants direct the investment of their contributions into various investment options offered under the Plan.

The Plan was amended to provide an enhanced Company matching contribution effective the first payroll period on or after January 1, 2009, which applied to Plan participants who were not eligible to participate in the Avery Dennison Pension Plan (the "Pension Plan"). In general, eligible employees hired after December 31, 2008 and eligible employees of Paxar Corporation and DM Label, Inc. were not eligible to participate in the Pension Plan so these groups received the enhanced matching contribution. The enhanced matching contribution was 100 percent of the first 4 percent of an eligible employee's eligible compensation contributed to the Plan. For Plan participants who were still eligible to participate in the Pension Plan, the Company matched 50 percent of the first 6 percent of eligible compensation contributed to the Plan.

Effective December 31, 2010, the Pension Plan and the Benefit Restoration Plan (both defined benefit plans) were frozen, with pension benefits no longer accruing after December 31, 2010 and pension benefits accrued through such date preserved to be paid to participants if fully vested at the time of their retirement or other qualified events under the terms of the plans. In connection with the freezing of these plans, the Company made uniform its matching contribution for all participants in the Plan. Effective January 1, 2011, the Company contribution consists of an automatic contribution equal to 3 percent of an eligible employee's eligible compensation regardless of his or her contributions to the Plan, and a matching contribution of 50 percent of the first 6 percent of eligible compensation that is contributed by an eligible employee each pay period (up to a maximum of 3 percent of eligible compensation). These Company contributions vest after two years of service, reduced from the previous vesting requirement of three years of service. Also effective January 1, 2011, there is no restriction on the percentage that a participant who is a highly-compensated employee can contribute to the Plan on a pre-tax basis (other than the IRS pre-tax contribution limits applicable in any given year).

Effective December 31, 2010, an additional Company contribution feature was added to the Plan, providing an annual "true-up" contribution to ensure that participants receive the maximum Company matching contribution for which they are eligible. At the end of each year, the maximum Company matching contribution is calculated using the participant's annualized average contribution percentage. If the participant's actual Company matching contribution received for the year is less than the calculated maximum Company matching contribution, then the difference is deposited as a lump sum in the eligible participant's account during the first quarter following the Plan year end.

All Company contributions are invested in Company common stock. However, participants may elect to transfer these Company stock investments to other available investment options at any time, subject to restrictions on transfer for certain employees at certain times, in accordance with the Company's insider trading policy.

Stock Holding and Retirement Enhancement ("SHARE") Accounts are held under the Plan for participants who participated in the Company's SHARE Plan, which is now a part of the Plan. SHARE Accounts hold Company stock investments but participants may elect to transfer these investments to other investment funds available under the Plan at any time, subject to restrictions on transfer for certain employees at certain times, in accordance with the Company's insider trading policy.

PTS contributions and Company contributions, including any earnings thereon, are not taxable until they are withdrawn or distributed. Eligible employees are permitted to make rollover contributions of eligible rollover distributions from an eligible retirement plan into the Plan, including direct rollovers.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and earnings on all such contributions. The participant's entire benefit from the Plan is provided from the participant's vested account balance.

Vesting and Forfeitures
Employee contributions and earnings thereon are immediately 100 percent vested. Company contributions and earnings thereon are 100 percent vested after three years of service; however, effective January 1, 2011, Company contributions and earnings thereon will be 100 percent vested after two years of service. Vesting in Company contributions can occur as of an earlier date upon a participant's death or 65th birthday or if the Plan is terminated or discontinued, provided that the participant is an employee at that time. In addition, certain participants who die while performing qualified military service are fully vested in their Company contributions (and earnings) under the Plan. All SHARE accounts are currently 100 percent vested. If a participant's employment terminates prior to vesting, all Company contributions and earnings thereon are forfeited. Forfeitures of participants' unvested Company contributions may be used to pay administrative expenses of the Plan or to offset future Company contributions.

Payment of Benefits
Participants generally receive their vested account balance when they retire or terminate employment with the Company. Participants may make hardship withdrawals, withdrawals at age 59 ½, and certain other withdrawals from specified vested accounts when they are employed, subject to legal and/or Plan restrictions and requirements.

Notes Receivable from Participants (Participant Loans)
Participants also have the right, subject to certain limitations and requirements, to borrow from certain accounts. In general, loans cannot exceed 50 percent of the participant's vested accounts and they must bear reasonable interest rates commensurate with the interest rates charged by persons in the business of lending money for loans made under similar circumstances. At the time that each loan is made, the interest rate is fixed at a rate equal to the prime rate (as published by Reuters) plus one percent established as of the first day of each plan quarter. Each loan generally has a maximum term of five years and is an asset of the applicable participant's account on the date of borrowing. Interest payments are credited to the applicable participant's account.

Administrative Expenses
Investment management fees and reasonable administrative expenses are charged to and paid by the Plan, as permitted by law. All other administrative expenses of the Plan are paid by the Company, except for certain fees (such as fees associated with Plan loans) that are paid by participants. Administrative expenses paid by the Plan were $.5 million and $.8 million for the years ended December 31, 2010 and 2009, respectively.

Plan Termination
The Company presently intends to continue the Plan. However, the Company reserves the right to change, amend, terminate or discontinue the Plan at any time. In the event of Plan termination, each affected participant will become 100 percent vested in his or her Company contributions and all of the assets in participant accounts will be distributed to the participants (or beneficiaries).

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as an adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for these types of contracts.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued updated guidance surrounding fair value accounting. The amendments are of two types: (i) those that clarify the Board's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011, with early adoption not permitted. The Company is in the process of evaluating the impact of the adoption of this update on the Plan's financial statements.

In September 2010, the FASB issued updated guidance that requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010, and should be applied retrospectively. The adoption of this guidance is reflected in the Plan's financial statements. Notes receivable from participants (previously reported as a component of investments) have been reclassified to receivables in order to conform to the current year presentation.

In January 2010, the FASB issued updated guidance that requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which are effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance is reflected in the Plan's financial statements, except for the Level 3 disclosure requirements, which the Company will adopt on the effective date. The Company is in the process of evaluating the impact of the adoption of this update on the Plan's financial statements.

Risks and Uncertainties

The Plan's assets are invested at participants' discretion in Company common stock or various other investment fund options available under the Plan. The fund options may be invested in any combination of stocks, bonds, mutual funds and other investment securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are exposed to various risks, such as changes in interest rates, foreign currency exchange rates, credit quality, and volatility with respect to the holdings within individual funds (including the Company Stock Fund), as well as to changes in global economic conditions, including real estate values, delinquencies and defaults, and the outlook and performance of the financial markets. Therefore, changes in the values of investment securities will affect participants' account balances and the amounts reported in the Plan's financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits. Actual results could differ from those estimates.

Valuation of Investments
Investments are reported at fair value. Refer to Note 7, "Fair Value Measurements," for more information.

Notes Receivable from Participants (Participant Loans)
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Income Recognition
The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments during the period, is reported in the Statements of Changes in Net Assets Available for Benefits. Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains or losses on sales of securities are computed on an average cost basis. Unrealized appreciation or depreciation in the fair value of investments is the change in the fair value during the Plan's fiscal year.

Leveraged Stock Fund
The Plan has a leveraged employee stock ownership feature, which allows the Plan to borrow funds to purchase shares of Company common stock at market prices. Company common stock purchased using these loan proceeds were allocated to participant accounts to fund employer matching contributions. On February 28, 2009, all remaining unallocated shares held in this fund were allocated to participants, and in August 2009, the final payment of the principal and interest on the outstanding loan was made.

Contributions
Participant and employer contributions are recorded on an accrual basis. The Company's automatic contribution, matching contribution, and true-up contribution are invested in Company common stock. Through February 2009, the Company's matching contributions were made by releasing the required number of unallocated shares of Company common stock from the Plan's Leveraged Stock Fund. Beginning March 2009, all Company contributions to the Plan were funded by shares in the Company's Employee Stock Benefit Trust, which the Company uses to help meet the Company's obligations under employee benefit and compensation plans.

Benefit Payments
All benefits are payable from net assets available for benefits. Benefits are recorded when paid. The Plan's financial statements and the related Form 5500 differ in the presentation of benefits payable due to different guidelines for each as promulgated by GAAP and the Form 5500 reporting requirements. Form 5500 requires plans to report benefit claims payable as a liability, whereas they are not recorded as a liability in the Plan's financial statements.

Subsequent Events
Management evaluated subsequent events through the date the financial statements were issued.

3. Net Plan Mergers and Transfers

On December 31, 2010, the Paxar Savings Plan was merged into the Plan, resulting in the transfer of net assets of $104.4 million into the Plan. The amount transferred was reflected as $101.7 million in "Other receivables" and $2.7 million in "Notes receivable from participants" in the Statements of Net Assets Available for Benefits as of December 31, 2010.

During the year ended December 31, 2009, assets from other plans totaling $3.4 million (primarily from the DM Label Savings Plan in connection with a plan merger) were transferred into the Plan.

In addition, the Company transferred $1.4 million and $2.1 million from the Plan to another retirement plan of the Company during the year ended December 31, 2010 and 2009, respectively, based on participant elections.

4. Investments

The fair value of individual investments representing five percent or more of the Plan's net assets available for benefits at each of the presented Plan years ended is as follows:

(In millions, except share amounts)	December 31, 2010	December 31, 2009
Company common stock: 4,530,953 and 4,490,094 shares, respectively	$ 191.8	$ 163.8
Fidelity Puritan Fund: 28 and 3,553,738 shares, respectively	N/A[1]	57.1
Diversified International Fund: 0 and 1,081,953 shares, respectively	N/A[1]	30.3
Victory EB Diversified Stock Fund: 2,594,559 and 2,853,543 shares, respectively	N/A[1]	32.3

[1] Fair value was below 5 percent of the Plan's net assets.

5. Net Appreciation in the Fair Value of Investments

During the year ended December 31, 2010 and 2009, the Plan's investments, which include realized gains and losses on investments sold, as well as unrealized appreciation and depreciation on investments held during the year, appreciated in value as follows:

(In millions)	Year Ended December 31, 2010	Year Ended December 31, 2009
Mutual funds	$ 31.2	$ 42.0
Common/collective trusts	7.8	13.1
Company common stock	27.5	18.6
Net appreciation in the fair value of investments	$ 66.5	$ 73.7

6. Investment Contracts

Included in the Plan's investments is a fixed income fund that includes fully benefit-responsive guaranteed investment contracts ("GICs"). The fair value of a traditional GIC is calculated by discounting the expected future cash flows of each contract based on current yields of similar instruments with comparable durations. The Plan also includes fully benefit-responsive synthetic GICs. The synthetic GICs wrap a third-party insurance contract around traditional fixed-income securities. Under these contracts, the insurance company or financial institution aims to preserve principal and generate a fixed rate of return (interest rate floor of 0 percent).

Synthetic GICs have underlying assets which are valued at representative market prices and adjusted to contract value by using a wrap contract. The fair value of a synthetic GIC is composed of the aggregate market values of the underlying investments and the fair value of the wrap contract. The fair value of a wrap contract for a synthetic GIC represents the difference between current market level rates for contract wrap fees and the wrap fee being charged. Refer to Note 7, "Fair Value Measurements," for further information.

The Plan's traditional and synthetic GICs and their associated wrap contracts are included in the Statements of Net Assets Available for Benefits at fair value of $108.0 million and $108.3 million as of December 31, 2010 and 2009, respectively. Contract value of the fully benefit-responsive investment contracts was lower than fair market value by $3.1 million and $2.5 million as of December 31, 2010 and 2009, respectively.

For both traditional and synthetic GICs, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value, which represents contributions plus interest earned less benefits paid and transfers to other funds. However, if one or all of the contracts were to be terminated by the Plan prior to the expiration date, and the Plan's assets withdrawn, the amount received by the Plan could be less than the contract value under the relevant provisions of the agreements. Withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) competing fund transfers or violation of equity wash provisions, (3) any early retirement program, group termination, group layoff, facility closing, or similar program, (4) bankruptcy of the Company or other Company events that cause a significant withdrawal from the Plan, and (5) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. In these instances, market value would likely be used to determine the payouts to the participants. In general, issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the Company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. At this time, the Company does not believe that the occurrence of any event that would limit the Plan's ability to transact at contract value with participants is probable.

The crediting interest rates paid on the fully benefit-responsive investment contracts ranged from .2 percent per annum to 4.6 percent per annum as of December 31, 2010, and .3 percent per annum to 4.4 percent per annum as of December 31, 2009. The Plan earned an average annual yield on these investment contracts of 3.02 percent and 3.88 percent for the years ended December 31, 2010 and 2009, respectively. The average annual yield credited to participants was 2.83 percent and 3.65 percent for the years ended December 31, 2010 and 2009, respectively. Crediting interest rates for synthetic GICs are reviewed on a quarterly basis for resetting and may not be less than 0 percent per annum, while traditional GICs have fixed crediting rates for the terms of the contracts. There were no reserves against contract values as of December 31, 2010 or 2009.

Refer to Note 10, "Concentration of Credit Risk," for more information.

7. Fair Value Measurements

The Plan investments are valued based on a three-tier fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Inputs to the valuation methodology for the three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable and significant to the fair value measurement.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

The asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Money market funds: Valued at cost, which approximates fair value.

Mutual funds: Valued at quoted market prices, which represent the net asset value ("NAV") of shares held at year end.

Common/collective trusts and pooled fixed income funds: Valued at NAV per unit, as determined by the fund's trustee based on the underlying securities in the trust. These investments are redeemable daily and settle within three days. There are no unfunded commitments and no other trading restrictions.

Common stock and fixed income securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Traditional GICs: Valued using the present value of the contract's future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Wrap contracts: Valued based on hypothetical wrap fees generated by matrix pricing.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS

The following table sets forth, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

		Fair Value Measurements Using		
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Money market funds	$ 33.7	$ 29.1	$ 4.6	$ –
Fixed income securities:				
Mortgage–backed securities	14.6	–	14.6	–
Asset–backed securities	11.1	–	11.1	–
Corporate bonds	16.2	–	16.2	–
Government bonds	5.9	–	5.9	–
Pooled fixed income funds:				
Mortgage–backed securities	18.5	–	18.5	–
Asset–backed securities	9.7	–	9.7	–
Corporate bonds	12.3	–	12.3	–
Government bonds	8.4	–	8.4	–
Mutual funds:				
U.S. equities – growth	54.8	54.8	–	–
U.S. equities – value	39.4	39.4	–	–
U.S. equities – blend	25.2	25.2	–	–
International	31.1	31.1	–	–
Life cycle	97.8	97.8	–	–
Company common stock	191.8	191.8	–	–
Common/collective trusts	63.6	–	63.6	–
Traditional GICs	6.8	–	6.8	–
Wrap contracts	.1	–	–	.1
	$ 641.0	$ 469.2	$ 171.7	$ .1

The following table below sets forth a summary of changes in the fair value of the Plan's Level 3 investments for the year ended December 31, 2010:

(In millions)	Wrap Contracts
Fair value, beginning of year	$ .1
Purchases, sales, issuances and settlements, net	–
Fair value end of year	$ .1

The following table sets forth, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

		Fair Value Measurements Using		
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Money market funds	$ 9.2	$ 7.9	$ 1.3	$ –
Fixed income securities:				
Mortgage-backed securities	25.2	–	25.2	–
Asset-backed securities	14.7	–	14.7	–
Corporate bonds	16.2	–	16.2	–
Government bonds	4.3	–	4.3	–
Pooled fixed income funds:				
Mortgage-backed securities	17.0	–	17.0	–
Asset-backed securities	8.6	–	8.6	–
Corporate bonds	10.6	–	10.6	–
Government bonds	6.2	–	6.2	–
Mutual funds:				
U.S. equities – growth	40.1	40.1	–	–
U.S. equities – value	5.3	5.3	–	–
U.S. equities – blend	48.6	48.6	–	–
Balanced	57.1	57.1	–	–
International	30.3	30.3	–	–
Life cycle	21.2	21.2	–	–
Short term	17.7	17.7	–	–
Company common stock	163.8	163.8	–	–
Common/collective trusts	59.9	–	59.9	–
Traditional GICs	4.3	–	4.3	–
Wrap contracts	.1	–	–	.1
	$ 560.4	$ 392.0	$ 168.3	$ .1

The following table below sets forth a summary of changes in the fair value of the Plan's Level 3 investments for the year ended December 31, 2009:

(In millions)	Wrap Contracts
Fair value, beginning of year	$ .2
Purchases, sales, issuances and settlements, net	(.1)
Fair value end of year	$ .1

8. Related-Party Transactions

Certain plan investments are shares of mutual funds and short-term investments and deposits managed by Fidelity Management Trust Company ("FMTC"). FMTC is the Custodian and Recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2010 and 2009, the total market value of investments in funds managed by FMTC was $219.0 million and $184.1 million, respectively.

The Plan also invests in shares of Company common stock. The Company is the Plan Sponsor and Plan Administrator and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2010 and 2009, the market value of investments in Company common stock was $191.8 million and $163.8 million, respectively. During the plan year ended December 31, 2010, the Plan purchased and sold Company common stock totaling $30.7 million and $31.5 million, respectively. During the plan year ended December 31, 2009, the Plan purchased and sold Company common stock totaling $33.3 million and $25.7 million, respectively.

9. Tax Status

The Plan is intended to comply with the provisions of Section 401(a) and other applicable provisions of the Internal Revenue Code (the "Code"). The Plan received a favorable determination letter from the IRS in November 2009 that includes certain IRS pre-approved amendments executed in December 2009. As of the applicable dates, the Plan is, therefore, considered exempt from federal and state income taxes.

Plan amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Plan is designed and is intended to be operating in compliance with the applicable requirements of the Code. The Company intends to make any additional amendments necessary to continue to comply with the applicable requirements under the law.

GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has concluded that, as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Company believes it is no longer subject to income tax examinations by tax authorities for years prior to 2007.

10. Concentration of Credit Risk

Included in the Plan's investments for participants is a fixed income fund where the Plan directly owns the underlying investments. The fixed income fund invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, and in professionally managed portfolios of high-grade, short- and medium-term fixed income securities. Although the fund contains a diversified portfolio, the ultimate performance of the fund is dependent upon the ability of the underlying parties to honor their obligations. The Company, under investment management agreements, has entered into wrap contracts for a portion of the fixed income fund with insurance companies or financial institutions. Under these contracts, the insurance company or financial institution aims to preserve principal and generate a fixed rate of return (interest rate floor of 0 percent).

The Plan's cash and cash equivalent balances with financial institutions may, at times, exceed federally insured limits.

Although the Plan may be exposed to losses in the event of nonpayment, it does not anticipate such losses.

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan's financial statements to the Form 5500 at December 31, 2010 and 2009:

(In millions)	December 31, 2010	December 31, 2009
Net assets available for benefits per the Plan's financial statements	$ 759.6	$ 574.7
Adjustment from contract value to fair value for fully benefit responsive investment contracts	3.1	2.5
Amounts allocated to withdrawing participants	(.4)	(.4)
Net assets available for benefits per the Form 5500	$ 762.3	$ 576.8

The fully benefit-responsive investment contracts are recorded at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits and at fair value on the Form 5500. As a result, unrealized gains or losses related to fully benefit-responsive investment contracts are reflected in the Form 5500, but not included in "Net appreciation in the fair value of investments" in the Statements of Changes in Net Assets Available for Benefits.

The following is a reconciliation of benefits paid to participants per the Statements of Changes in Net Assets Available for Benefits during the year ended December 31, 2010 and 2009, to Form 5500:

(In millions)	Year Ended December 31, 2010	Year Ended December 31, 2009
Benefits paid to participants per the Plan's financial statements	$ 41.8	$ 41.4
Add: Amounts allocated to withdrawing participants at current year end	.4	.4
Less: Amounts allocated to withdrawing participants at prior year end	(.4)	(.4)
Benefits paid to participants per the Form 5500	$ 41.8	$ 41.4

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2010
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	Cash and Cash Equivalents			
*	Fidelity Short Term Investment Fund	Short Term Investment, .2% variable		$ 28.3
*	Fidelity Institutional Cash Portfolio - Monthly	Collective Investment		.8
	SEI Daily Income Treasury Government Fund	Short Term Investment, .1% variable		.2
	Total			**29.3**
	Traditional Guaranteed Investment Contracts			
	Metropolitan Life	Guaranteed Investment Contract GAC31941, Open maturity, 4.0%		2.2
	Metropolitan Life	Guaranteed Investment Contract 31952, Stepped maturity, 3.7%		2.1
	Prudential	Guaranteed Investment Contract GA 62283-211, Stepped maturity, 1.4%		2.5
	Total			**6.8**
	Synthetic Guaranteed Investment Contracts			
	Monumental Life Insurance Company (Contract MDA00899TR)			
	Citigroup/Deutsche Bank	Commercial Mortgage Backed Security, 3/15/2011, 5.4%		.7
	Freddie Mac	Mortgage Backed Security, 10/15/2012, 4.5%		1.2
	Freddie Mac	Mortgage Backed Security, 8/15/2012, 5%		1.6
	Freddie Mac	Mortgage Backed Security, 3/15/2011, 4%		.4
	Freddie Mac	Mortgage Backed Security, 10/17/2011, 4.5%		.8
	Freddie Mac	Mortgage Backed Security, 4/15/2014, 5%		1.0
	Merrill Lynch Mortgage Trust	Commercial Mortgage Backed Security, 8/13/2012, 5%		2.3
	Public Service New Hampshire Funding	Asset Backed Security, 5/1/2013, 6.5%		1.0
	Wrap contract			-
	Total			**9.0**
	JP Morgan Chase (Contract AAVERY01)			
	Bear Stearns Commercial Mortgage Services	Commercial Mortgage Backed Security, 9/13/2012, 4.2%		.5
	Freddie Mac	Mortgage Backed Security, 3/15/2011, 4.5%		.2
	Freddie Mac	Mortgage Backed Security, 5/16/2011, 4.5%		.3
	Freddie Mac	Mortgage Backed Security, 10/15/2012, 5%		1.6
	Freddie Mac	Mortgage Backed Security, 4/16/2012, 5%		2.0
	Ford Credit Auto Owner Trust	Asset Backed Security, 5/15/2012, 5.2%		1.0
	Government National Mortgage Association	Mortgage Backed Security, 7/16/2014, 4.3%		.8
	Merrill Lynch Mortgage Trust	Commercial Mortgage Backed Security, 3/14/2011, 5.2%		1.2
	TXU Energy	Asset Backed Security, 11/15/2012, 4.8%		.9
	Wrap contract			-
	Total			**8.5**
	Natixis Financial Products (Contract WR 1819-03)			
	BlackRock 1-3 Year Credit Bond Index Fund	Pooled Fixed Income Fund		1.4
	BlackRock 1-3 Year Government Bond Index Fund	Pooled Fixed Income Fund		2.2
	BlackRock Asset-Backed Securities Index Fund	Pooled Fixed Income Fund		4.5
	BlackRock Commercial Mortgage-Backed Index Fund	Pooled Fixed Income Fund		1.7
	BlackRock Intermediate Term Credit Bond Index Fund	Pooled Fixed Income Fund		3.6
	BlackRock Intermediate Term Government Bond Index Fund	Pooled Fixed Income Fund		.9
	BlackRock Long Term Credit Bond Index Fund	Pooled Fixed Income Fund		.7
	BlackRock Long Term Government Bond Index Fund	Pooled Fixed Income Fund		.8
	BlackRock Mortgage-Backed Securities Index Fund	Pooled Fixed Income Fund		6.8
	Wrap contract			--
	Total			**22.6**
	ING Life Insurance (Contract 60247)			
	BlackRock 1-3 Year Credit Bond Index Fund	Pooled Fixed Income Fund		1.6
	BlackRock 1-3 Year Government Bond Index Fund	Pooled Fixed Income Fund		2.5
	BlackRock Asset-Backed Securities Index Fund	Pooled Fixed Income Fund		5.2
	BlackRock Commercial Mortgage-Backed Index Fund	Pooled Fixed Income Fund		2.0

ING Life Insurance (Contract 60247) (continued)

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2010
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	BlackRock Intermediate Term Credit Bond Index Fund	Pooled Fixed Income Fund		4.2
	BlackRock Intermediate Term Government Bond Index Fund	Pooled Fixed Income Fund		1.0
	BlackRock Long Term Government Bond Index Fund	Pooled Fixed Income Fund		.8
	BlackRock Mortgage-Backed Securities Index Fund	Pooled Fixed Income Fund		1.0
	BlackRock Asset-Backed Securities Index Fund	Pooled Fixed Income Fund		8.0
	Wrap contract			–
	Total			**26.3**
	Pacific Life Insurance Company (Contract G 26017)			
	Abbott Laboratories	Corporate Bond, due 5/15/2011, par $.8, 5.6%		0.8
	Aflac Inc	Corporate Bond, due 8/15/2015, par $.5, 3.5%		0.5
	American Express Master Trust	Asset Backed Security, due 3/16/2015, par $.4, .3%		0.3
	American Express	Corporate Bond, due 11/21/2011, par $.4, 5.3%		0.4
	American Express	Corporate Bond, due 8/20/2013, par $.2, 7.3%		0.3
	AT&T	Corporate Bond, due 2/1/2018, par $.5, 5.5%		0.5
	AT&T	Corporate Bond, due 8/15/2015, par $.6, 2.5%		0.6
	Bank Of America Corporation	Corporate Bond, due 6/1/2019, par $.9, 7.6%		1.1
	Bank Of America Trust	Asset Backed Security, due 12/16/2013, par $.9, 1.5%		0.9
	Boeing Co	Corporate Bond, due 11/20/2012, par $.2, 1.9%		0.2
	California State General Obligation	Municipal Bond, due 4/1/2014, par $.8, 5.3%		0.8
	Capital Auto Trust	Asset Backed Security, due 8/15/2012, par $.3, 1.3%		0.3
	Capital One Multi Trust	Asset Backed Security, due 11/15/2013, par $.5, 4.9%		0.5
	Capital One Multi Trust	Asset Backed Security, due 2/18/2014, par $.3, 4.9%		0.3
	Capital One Trust	Asset Backed Security, due 9/15/2015, par $.2, .3%		0.2
	Citibank Issuance Trust	Asset Backed Security, due 12/23/2014, par $.8, 2.3%		0.8
	Citigroup Inc	Corporate Bond, due 1/15/2015, par $.4, 6%		0.4
	Citigroup Inc	Corporate Bond, due 12/13/2013, par $.7, 6%		0.7
	Conocophillips	Corporate Bond, due 5/15/2013, par $.2, 4.4%		0.2
	Daimler Chrysler Trust	Asset Backed Security, due 3/8/2013, par $.3, 5.3%		0.3
	Discover Card Master Trust	Asset Backed Security, due 6/15/2015, par $.3, .6%		0.3
	Discover Card Master Trust	Asset Backed Security, due 10/15/2013, par $.5, 5.1%		0.5
	Discover Card Master Trust	Asset Backed Security, due 2/17/2015, par $.3, 1.6%		0.3
	Du Pont	Corporate Bond, due 1/15/2013, par $.2, 5%		0.2
	Enel Finance Intl SA	Corporate Bond, due 10/7/2014, par $.6, 3.9%		0.6
	Ford Auto Trust	Asset Backed Security, due 6/15/2012, par $.1, 5.5%		0.1
	Ford Auto Trust	Asset Backed Security, due 7/15/2012, par $.7, 5.2%		0.7
	GE Capital Credit Card Master Note Trust	Asset Backed Security, due 7/15/2015, par $.4, 3.7%		0.4
	GE Capital Credit Card Master Note Trust	Asset Backed Security, due 6/15/2016, par $.8, 2.2%		0.8
	GE Capital Corporation	Corporate Bond, due 9/15/2014, par $.4, .6%		0.3
	Harley-Davidson Trust	Asset Backed Security, due 12/15/2013, par $1, 4.9%		1.1
	Hewlett-Packard Co	Corporate Bond, due 8/15/2012, par $.3, 3%		0.3
	Honda Auto Trust	Asset Backed Security, due 12/16/2013, par $.4, .5%		0.4
	HSBC Finance Corporation	Corporate Bond, due 5/15/2011, par $.3, 6.8%		0.3
	HSBC Finance Corporation	Corporate Bond, due 9/14/2012, par $.5, .7%		0.5
	Irish Life & Permanent	Corporate Bond, due 1/14/2013, par $.9, 3.6%		0.8
	Lowe's Companies Inc	Corporate Bond, due 9/15/2012, par $.3, 5.6%		0.3
	Philip Morris International Inc	Corporate Bond, due 3/17/2014, par $.8, 6.9%		0.9
	Philips Electronics	Corporate Bond, due 3/11/2013, par $.9, 4.6%		1.0
	Prudential Financial Inc	Corporate Bond, due 1/15/2015, par $.2, 6.2%		0.2
	Royal Bank Of Scotland PLC	Corporate Bond, due 9/21/2015, par $.4, 4%		0.4
	Santander US	Corporate Bond, due 1/18/2013, par $.7, 2.5%		0.7
	State Street Bank Short Term Interest Fund	Short Term Investment, due 1/0/1900, par $4.4		4.4
	Standard Chartered Bank	Corporate Bond, due 4/27/2015, par $.2, 3.9%		0.2
	Statoil	Corporate Bond, due 10/15/2014, par $.6, 2.9%		0.6
	Telefonica SA	Corporate Bond, due 1/15/2015, par $.9, 4.9%		0.9
	US Treasury Notes	Government Bond, due 7/31/2011, par $3.5, 1%		3.5
	US Treasury Notes	Government Bond, due 4/30/2015, par $1.5, 2.5%		1.6
	Verizon Communications	Corporate Bond, due 2/15/2013, par $.9, 4.4%		1.0
	Wachovia Corporation	Corporate Bond, due 5/1/2013, par $.3, 5.5%		0.3
	Pacific Life Insurance Company (Contract G 26017) (continued)	Corporate Bond, due 3/1/2012, par $.2, .4%		0.1

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2010
EIN #95-1492269 Plan #004
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost	(e) Value
	Wachovia Corporation Fm			
	Wellpoint Inc	Corporate Bond, due 8/1/2012, par $.3, 6.8%		0.3
	Western Union	Corporate Bond, due 2/26/2014, par $.5, 6.5%		0.6
	Wrapper contract			.1
	Total			**34.8**
	Total fair market value of underlying assets			**101.2**
*	**Avery Dennison Corporation Common Stock**	4,530,953 shares		**191.8**
	Common/Collective Trusts			
	Mellon Stable Value Fund	Bank-sponsored Collective Fund		.1
	Victory EB Diversified Stock Fund	Common/collective Trust Fund		33.2
*	Fidelity U.S. Equity Index Pool Fund	Common/collective Trust Fund		30.3
	Total			**63.6**
	Mutual Funds			
	Artisan Mid Cap Investment Fund	Investment in Registered Investment Company		18.7
	Eaton Vance Large Cap Value Fund	Investment in Registered Investment Company		6.9
*	Fidelity Diversified International Fund	Investment in Registered Investment Company		31.1
*	Fidelity Freedom 2000 Fund	Investment in Registered Investment Company		2.1
*	Fidelity Freedom 2010 Fund	Investment in Registered Investment Company		13.3
*	Fidelity Freedom 2020 Fund	Investment in Registered Investment Company		35.1
*	Fidelity Freedom 2030 Fund	Investment in Registered Investment Company		29.4
*	Fidelity Freedom 2040 Fund	Investment in Registered Investment Company		15.5
*	Fidelity Freedom 2050 Fund	Investment in Registered Investment Company		2.4
*	Fidelity Freedom Income Fund	Investment in Registered Investment Company		2.1
*	Fidelity Growth Company Fund	Investment in Registered Investment Company		28.6
	Goldman Sachs Mid Cap Value Fund	Investment in Registered Investment Company		32.5
	MSI Small Company Growth Fund	Investment in Registered Investment Company		7.4
	Times Square Small Cap Growth Fund	Investment in Registered Investment Company		.1
	Vanguard Growth & Income Fund	Investment in Registered Investment Company		23.1
	Total			**248.3**
	Total investments, at fair value			**$ 641.0**
	Notes receivable from participants	Interest rates ranging between 4.3% - 10.5%, with varying maturities through 2025		**$ 17.6**

* Indicates party-in-interest to the Plan for which a statutory exemption exists.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

Date: June 28, 2011

By: 

Karyn E. Rodriguez
Vice President and Treasurer,
Avery Dennison Corporation

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 33-1132, 33-3645, 33-58921 and 333-166837) of Avery Dennison Corporation of our report dated June 28, 2011 relating to the financial statements of the Avery Dennison Corporation Employee Savings Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP
Los Angeles, California
June 28, 2011